EXHIBIT 99.1

Brookfield Reinsurance Announces Year End 2023 Results and Declares Quarterly Distribution Increase

BROOKFIELD, NEWS, Feb. 08, 2024 (GLOBE NEWSWIRE) -- Brookfield Reinsurance (NYSE, TSX: BNRE, BNRE.A) today announced financial results for the three months and year ended December 31, 2023.

Sachin Shah, CEO of Brookfield Reinsurance, stated, “Our strong results for 2023 reflect the continued growth of our annuity sales platform, our broadening credit origination capabilities, and the repositioning of recently acquired assets that have contributed to increased investment returns. As we enter 2024, we continue to focus on scaling our business in a disciplined manner, focusing on our competitive advantages to grow our core business lines and delivering strong risk-adjusted returns.”

Unaudited As at and for the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Year Ended
	2023	2022	2023	2022
Total assets[1]	$61,643	$43,458	$61,643	$43,458
Adjusted equity[1,2]	8,969	4,788	8,969	4,788
Distributable operating earnings[2]	258	170	745	388
Net income[1]	453	181	797	501
Net income per each class A and A-1 share[3]	$0.07	$0.14	$0.28	$0.56
  As at January 1, 2023, Brookfield Reinsurance converted its accounting framework from IFRS to US GAAP. The conversion is applied retrospectively and prior period figures have been restated where applicable.
  See Non-GAAP and Performance Measures on page 7 and a reconciliation from net income and reconciliation from equity on page 6.
  Class A, Class A-1 and Class B shares receive distributions at the same amount per share as the cash dividends paid on each Brookfield Corporation Class A Limited Voting Share (“Brookfield Class A Shares”). Following the spin-off of Brookfield’s Asset Management business in December 2022, combined, Brookfield Corporation’s quarterly distribution of $0.07 per share and Brookfield Asset Management’s quarterly dividend of $0.32 per share (equivalent to $0.08 per Class A share held prior to the special distribution), would equate to $0.15 per Class A share held prior to the special distribution; representing a 7% increase from the prior year distribution.

2023 Highlights

  Originated $8 billion of annuity sales, including approximately $5 billion of sales for our retail annuity platform, $2 billion of flow reinsurance premiums from existing reinsurance treaties and $1.5 billion of pension risk transfer (“PRT”) premiums across our North American PRT platform
  Completed the acquisition of Argo Group for approximately $1.1 billion, further diversifying our operations and adding a foundational piece to our expanding U.S. property and casualty (“P&C”) operations
  Entered into an agreement to acquire American Equity Life, which we expect to close shortly and contribute over $50 billion of incremental insurance assets
  Deployed approximately $5 billion into proprietary investment strategies at returns in excess of 9%, increasing our gross portfolio wide yield to 5.6%
  Significantly enhanced the equity base and market capitalization of Brookfield Reinsurance through our successful public exchange offer, without any dilution to Brookfield Corporation or Brookfield Reinsurance

Operating Update

We recognized $258 million and $745 million of distributable operating earnings (“DOE”) for the three months and year ended December 31, 2023, respectively, compared to $170 million and $388 million in the prior year periods. The increase in earnings for the current periods reflects higher spread earnings on existing business driven by higher net investment income given the significant progress made over the last year repositioning assets into higher yielding investment strategies. DOE further benefited from over $8 billion of new annuity business written during the year, as well DOE contribution from our recently closed Argo Group transaction and a full year of contribution from American National, which was acquired in May 2022.

We recorded net income of $453 million and $797 million for the three months and year ended December 31, 2023, respectively, compared to $181 million and $501 million in the corresponding prior year periods. This growth is the result of contributions from our DOE, as well as mark-to-market movement on our equity investments and insurance reserves.

Today we are in a strong liquidity position within our corporate and subsidiaries’ investment portfolios, with approximately $27 billion of liquidity. Additional cash and short-term liquid securities at AEL will further bolster our liquidity following closing of our pending acquisition, facilitating the rotation into higher yielding investment strategies while maintaining sufficient liquidity coverage for stress scenarios.

Update on Growth Initiatives

On November 16, 2023, we closed our previously announced acquisition of Argo Group, a leading U.S. specialty P&C platform that is highly complementary to our existing traditional P&C platform. Since close, we have begun executing on our underwriting initiatives, including repositioning of the asset portfolio into higher-yielding strategies.

In November, our pending acquisition of AEL received overwhelming approval from AEL shareholders and we expect to close the acquisition shortly. Upon closing the AEL transaction, we will have over $100 billion of assets across a diversified platform of life, annuities and P&C insurance.

As we grow our insurance business, we are focused on balance sheet strength and capital flexibility. In November 2023, we completed our previously announced exchange offer in which holders of Brookfield Class A Shares were invited to tender their shares for new shares of Brookfield Reinsurance. The offer was very successful, with a total of 33 million shares tendered, bringing our total publicly traded share base from approximately 10 million to over 40 million shares. The exchange offer has significantly enhanced the equity base and market capitalization of Brookfield Reinsurance. Because Brookfield Reinsurance is a “paired entity” to Brookfield Corporation, this result was achieved without any dilution to Brookfield Corporation or Brookfield Reinsurance.

Regular Distribution Declaration

The Board declared a quarterly distribution of $0.08 per Class A, A-1 and B share, payable on March 28, 2024 to shareholders of record as at the close of business on March 13, 2024. This distribution is identical in amount per share and has the same payment date as the quarterly distribution announced today by Brookfield Corporation on the Brookfield Class A Shares.

Brookfield Corporation Operating Results

An investment in Class A and A-1 shares of our company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in the Brookfield Class A Shares. A summary of Brookfield Corporation’s fourth quarter and full year operating results is provided below:

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2023	2022	2023	2022
Net income	$3,134	$44	$5,105	$5,195
Distributable earnings before realizations	1,209	1,142	4,223	4,314
- Adjusted for the special distribution[1]	1,209	1,035	4,223	3,825
- Per Brookfield share[1]	0.76	0.65	2.66	2.38
Distributable earnings	1,312	1,498	4,806	5,229
- Per Brookfield share	0.83	0.94	3.03	3.25
  Distributable earnings before realizations, including per share amounts, for the three months and year ended December 31, 2022 were adjusted for the special distribution of 25% of Brookfield’s asset management business on December 9, 2022.

Brookfield Corporation net income above is presented under IFRS. Given the economic equivalence, we expect that the market price of the Class A and A-1 Shares of our company will be impacted significantly by the market price of the Brookfield Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review Brookfield’s letter to shareholders, supplemental information and its other continuous disclosure filings. Investors, analysts and other interested parties can access Brookfield Corporation’s disclosure on its website under the Reports & Filings section at bn.brookfield.com.

CONSOLIDATED BALANCE SHEETS

Unaudited		December 31		December 31
(US$ millions)		2023		2022[1]
Assets
Cash and cash equivalents		$3,342		$2,145
Investments		40,804		30,295
Reinsurance funds withheld
Cash and short-term investments		1,482		743
Investments		5,766		5,069
Accrued investment income		280		341
		51,674		38,593

Reinsurance recoverables		3,388		589
Premiums due and other receivables		711		436
Deferred policy acquisition costs		2,468		1,585
Deferred tax asset		432		490
Other assets		1,781		720
Separate account assets		1,189		1,045
Total assets		61,643		43,458

Liabilities and equity
Policy and contract claims		7,288		1,786
Future policy benefits		9,813		8,011
Policyholders' account balances		24,939		20,141
Deposit liabilities		1,577		1,657
Market risk benefit		89		124
Other policyholder funds		335		322
Unearned premium reserve		2,056		1,086
		46,097		33,127

Due to related parties		564		241
Notes payable		174		151
Corporate borrowings		1,706		2,160
Subsidiary borrowings		1,863		1,492
Liabilities issued to reinsurance entities		114		151
Other liabilities		1,087		826
Separate account liabilities		1,189		1,045

Junior preferred shares		2,694		2,580
Non-controlling interest	146		8
Class A, class A-1 and class B	1,591		432
Class C	4,418	6,155	1,245	1,685
Total liabilities and equity		$61,643		$43,458
  December 31, 2022 figures reflect adjustments related to the conversion of accounting framework from IFRS to US GAAP and the adoption of Long Duration Targeted Improvements issued by the FASB, effective January 1, 2023, applied retrospectively.

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended December 31 US$ millions	Three Months Ended		Year Ended
	2023	2022[1]	2023	2022[1]
Net premiums and other policy revenue	$1,432	$836	$4,550	$3,235
Net investment income, including funds withheld	621	418	2,122	1,178
Net investment gains (losses), including funds withheld	274	121	348	(104)
Total revenues	2,327	1,375	7,020	4,309

Benefits and claims paid on insurance contracts	(1,194)	(750)	(3,939)	(2,852)
Interest sensitive contract benefits	(250)	(207)	(1,097)	(357)
Commissions for acquiring services and policies, net of changes in deferred policy acquisition costs	(172)	(15)	(85)	(74)
Other reinsurance expenses	(16)	(19)	(107)	(78)
Changes in fair value of market risk benefit	99	15	72	127
Operating expenses	(248)	(178)	(801)	(439)
Interest expense	(68)	(44)	(249)	(104)
Total benefits and expenses	(1,849)	(1,198)	(6,206)	(3,777)
Net income before income taxes	478	177	814	532
Income tax recovery (expense)	(25)	4	(17)	(31)
Net income for the period	$453	$181	$797	$501

Attributable to:
Class A, class A-1 and class B shareholders[2]	$2	$1	$5	$6
Class C shareholder	453	180	791	493
Non-controlling interest	(2)	—	1	2
	$453	$181	$797	$501
  Three months and year ended December 31, 2022 figures reflect adjustments related to the conversion of accounting framework from IFRS to US GAAP and the adoption of Long Duration Targeted Improvements issued by the FASB, effective January 1, 2023, applied retrospectively.
  Class A and A-1 shares receive distributions at the same amount per share as the cash dividends paid on each Brookfield Class A Share.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE OPERATING EARNINGS

Unaudited For the periods ended December 31 US$ millions	Three Months Ended		Year Ended
	2023	2022	2023	2022
Net income	$453	$181	$797	$501
Net investment (gains) losses, including funds withheld	(274)	(121)	(348)	104
Mark-to-market on insurance contracts and other net assets	(6)	104	212	(271)
	173	164	661	334
Deferred income tax (recovery) expense	47	(4)	14	10
Transaction costs	24	5	40	31
Depreciation	14	5	30	13
Distributable operating earnings[1]	$258	$170	$745	$388

RECONCILIATION OF EQUITY TO ADJUSTED EQUITY

Unaudited As at December 31 US$ millions	2023	2022
Equity	$6,155	$1,685
Add:
Accumulated other comprehensive loss (income)	120	523
Junior Preferred Shares	2,694	2,580
Adjusted equity[1]	$8,969	$4,788
  Non-GAAP measure - see Non-GAAP and Performance Measures on page 7.

Additional Information

Brookfield Reinsurance was established on December 10, 2020 by Brookfield and on June 28, 2021 Brookfield completed the spin-off of the company, which was effected by way of a special dividend, to holders of Brookfield's Class A and B Shares. On January 1, 2023, Brookfield Reinsurance converted its accounting framework from International Financial Reporting Standards (“IFRS”) to generally accepted accounting principals in the United States of America (“US GAAP” or “GAAP”). The company’s conversion to US GAAP services to provide more comparable financial information to the other insurance companies in the markets it operates in, as well as more useful financial information and to its counterparties, investors and other stakeholders. The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter and year ended December 31, 2023, which have been prepared using US GAAP.

Brookfield Reinsurance’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our distributions can be found on our website under Stock & Distributions/Distribution History.

Brookfield Reinsurance Ltd. (NYSE, TSX: BNRE, BNRE.A) operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Each class A exchangeable limited voting share and each class A-1 exchangeable non-voting share of Brookfield Reinsurance are exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation. (NYSE/TSX: BN). For more information, please visit our website at bnre.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

Non-GAAP and Performance Measures

This news release and accompanying financial statements are based on US GAAP, unless otherwise noted.

We make reference to Distributable operating earnings. We define distributable operating earnings as net income excluding the impact of depreciation and amortization, deferred income taxes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits, and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and our share of adjusted earnings from our investments in certain associates. Distributable operating earnings is a measure of operating performance. We use distributable operating earnings to assess our operating results. We also make reference to Adjusted equity. Adjusted equity represents the total economic equity of our Company through its Class A, A-1, B and C shares, excluding Accumulated other comprehensive income, and the Junior Preferred Shares issued by our Company. We use adjusted equity to assess our return on our equity.

We provide additional information on key terms and non-GAAP measures in our filings available at bnre.brookfield.com.

Notice to Readers

Brookfield Reinsurance is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Reinsurance, Brookfield Corporation and their respective subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. Particularly, statements regarding the AEL transaction, including the anticipated timing and benefits thereof, future capital markets initiatives, including statements relating to the redeployment of capital into higher yielding investments and Brookfield Reinsurance’s balance sheet initiatives constitute forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the future state of the economy or the securities market and expected future deployment of capital and financial earnings. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Reinsurance or Brookfield Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and the related global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and other alternatives, including credits; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield Reinsurance undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Reinsurance believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Reinsurance does not make any representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.